Filed by CenturyLink, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended

Subject Company: Savvis, Inc.
Commission File No.: 000-29375

FOR IMMEDIATE RELEASE:	FOR MORE INFORMATION CONTACT:
July 13, 2011	Savvis Investors: Jennifer Heisserer 314-628-7397 jennifer.heisserer@savvis.com
Savvis Media: Justin Lopinot 314-628-7053 justin.lopinot@savvis.com
CenturyLink Media: Debra Peterson 913-323-4881 debra.d.peterson@centurylink.com

Savvis Stockholders Approve Merger with CenturyLink

Companies Set July 15 as Merger Closing Date

ST. LOUIS, and MONROE, La.– Savvis, Inc. (NASDAQ: SVVS), a global leader in cloud infrastructure and hosted IT solutions for enterprises, today announced that Savvis stockholders have voted to approve all proposals related to the merger with CenturyLink, Inc. (NYSE: CTL).

Approximately 99 percent of the votes cast - representing 86 percent of Savvis’ shares outstanding - voted to adopt the merger agreement at Savvis’ special stockholders meeting held today in St. Louis.

The companies confirmed they intend to close the transaction July 15, 2011, subject to satisfaction of the remaining conditions to the merger.

About Savvis

Savvis, Inc. (NASDAQ: SVVS) is a global leader in cloud infrastructure and hosted IT solutions for enterprises. Nearly 2,500 unique clients, including more than 30 of the top 100 companies in the Fortune 500, use Savvis to reduce capital expense, improve service levels and harness the latest advances in cloud computing. For more information, please visit www.savvis.com.

About CenturyLink

CenturyLink is the third largest telecommunications company in the United States. The company provides broadband, voice and wireless services to consumers and businesses across the country. It also offers advanced entertainment services under the CenturyLinkTM PrismTM TV and DIRECTV brands. In addition, the company provides data, voice and managed services to business, government and wholesale customers in local, national and select international markets through its high-quality advanced fiber optic network and multiple data centers. CenturyLink is recognized as a leader in the network services market by key technology industry analyst firms. CenturyLink’s customers range from Fortune 500 companies in some of the country’s largest cities to families living in rural America. Headquartered in Monroe, La., CenturyLink is an S&P 500 company and is included among the Fortune 500 list of America’s largest corporations. For more information, visit http://www.centurylink.com.

Additional Information and Where to Find It

In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink has filed, and the SEC has declared effective, a registration statement on Form S-4. The registration statement includes a prospectus of CenturyLink that also constitutes a proxy statement of Savvis. The definitive Proxy Statement/Prospectus, dated as of June 10, 2011, contains important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read carefully the definitive Proxy Statement/Prospectus because it contains important information. Investors and security holders may obtain free copies of the definitive Proxy Statement/Prospectus and all other documents filed with the SEC by CenturyLink and Savvis through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by CenturyLink on CenturyLink’s website at www.CenturyLink.com or by contacting CenturyLink Investor Relations at 318-340-5627. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’ website at www.savvis.com or by contacting Savvis Investor Relations at 314-628-7433. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical and factual information contained herein, the matters set forth in this press release, including statements regarding the expected timing and benefits of the acquisition, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Savvis’ operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive enterprises; the risks inherent in rapid technological change; the ability of the combined company to successfully introduce new product or service offerings on a timely and cost-effective basis; the effects on ongoing changes in the regulation of the communications industry; any adverse developments in customer relationships, commercial disputes or legal proceedings; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink's and Savvis’ reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CenturyLink and Savvis undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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